**Reliance Communications Limited**
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

**Exemption File No.82 - 35005**

26th December, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

Sub: Notice of the Court Convened Meeting of the Members of the Company

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 23rd December, 2006 accompanied with Notice of the Court Convened meeting of the members of the Company dated 21.12.2006 to the Stock Exchanges in India as per requirement under the Listing Agreement executed with them.

We enclose herewith a copy of the aforesaid Notice sent to the Stock Exchanges in India and circulated to the Members of the Company, for your information and record.

Kindly take the same on record.

Thanking You.



Yours faithfully
For **Reliance Communications Limited**

**Hasit Shukla**
**Company Secretary**

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

**Reliance Communications Limited**
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

December 23, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
**BSE Scrip Code: 532712**

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
**NSE Symbol: RCOM**

Dear Sir,

**Sub: Notice of the Court Convened Meeting of the members of the Company**

With reference to above subject, we are enclosing herewith printed six copies of the Notices dated 21st December, 2006 issued to all the members of the Company for the Court Convened Meeting of the members of the Company to be held on January 27, 2007 at 11.30 a.m. at Rangsharda Natyamandir, K.C. Marg, Bandra (West), Mumbai – 400 050, to transact the business set out in the said notice.

You are requested kindly to take the same on your record.

Thanking you.

Yours faithfully,
**For Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl. :- As above.

# RELIANCE COMMUNICATIONS LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

**COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE COMMUNICATIONS LIMITED**

| | | |
|---|---|---|
| Day | : | Saturday |
| Date | : | January 27, 2007 |
| Time | : | 11.30 a.m. |
| Venue | : | Rangsharda Natyamandir, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai 400 050. |

**CONTENTS** **PAGE NO.**

THIS PAGE IS INTENTIONALLY LEFT BLANK

# IN THE HIGH COURT OF JUDICATURE AT BOMBAY
## ORDINARY ORIGINAL CIVIL JURISDICTION
## COMPANY APPLICATION NO. 1212 OF 2006
## (COMPANY APPLICATION LODGING NO. 1087 of 2006)

In the matter of the Companies Act, 1956 (1 of 1956);

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Communications Limited ('First Demerged Company') and Reliance Telecom Limited ('Second Demerged Company') and Reliance Telecom Infrastructure Limited ('Resulting Company').

**RELIANCE COMMUNICATIONS LIMITED**, a company incorporated under the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. } ...... Applicant Company

**NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE COMMUNICATIONS LIMITED, THE APPLICANT COMPANY**

To,

The Equity Shareholders of Reliance Communications Limited ("the Applicant Company")

**TAKE NOTICE** that by Orders made on the 15th day of December, 2006 and subsequent Order passed on the 19th day of December, 2006 , in the above Company Application, the Hon'ble High Court of Judicature at Bombay directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at Rangsharda Natyamandir, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai 400 050, on Saturday, the 27th day of January, 2007 at 11.30 a.m., for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Arrangement between Reliance Communications Limited ('First Demerged Company') and Reliance Telecom Limited ('Second Demerged Company') and Reliance Telecom Infrastructure Limited ('Resulting Company') (" the Scheme").

**TAKE FURTHER NOTICE** that in pursuance of the said Orders and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Rangsharda Natyamandir, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai 400 050, on Saturday, the 27th day of January, 2007 at 11.30 a.m., at which place, day, date and time you are requested to attend.

**TAKE FURTHER NOTICE** that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, not later than 48 hours before the said meeting.

The Hon'ble Court has appointed Shri M.H. Kania (Former Chief Justice of India) and failing him Shri S.P. Talwar, Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Scheme, the Statement under Section 393 of the Companies Act, 1956, Attendance Slip and a Form of Proxy are enclosed.

Sd/-
**M.H. Kania**
(Former Chief Justice of India)
Chairman appointed for the meeting

Dated this 21st day of December, 2006.
Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Enclosed: As above

**Notes:** 1. All alterations made in the Form of Proxy should be initialled.

2. Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy or through a representative duly authorized under section 187 of the Companies Act, 1956) at the shareholders meeting.

**IN THE HIGH COURT OF JUDICATURE AT BOMBAY**
**ORDINARY ORIGINAL CIVIL JURISDICTION**
**COMPANY APPLICATION NO. 1212 OF 2006**
**(COMPANY APPLICATION LODGING NO. 1087 of 2006)**

In the matter of the Companies Act, 1956 (1 of 1956);

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Communications Limited ('First Demerged Company') and Reliance Telecom Limited ('Second Demerged Company') and Reliance Telecom Infrastructure Limited ('Resulting Company').

**RELIANCE COMMUNICATIONS LIMITED**, a company incorporated under the Companies Act, 1956 and having its registered office at H-Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. } ...... Applicant Company

**EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956.**

1. Pursuant to the Orders dated the 15th day of December, 2006 and subsequent Order dated the 19th day of December, 2006 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to hereinabove, a meeting of the Equity Shareholders of the Applicant Company is convened at Rangsharda Natyamandir, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai 400050, on Saturday, the 27th day of January, 2007 at 11.30 a.m., for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Arrangement between Reliance Communications Limited ('First Demerged Company') and Reliance Telecom Limited ('Second Demerged Company') and Reliance Telecom Infrastructure Limited ('Resulting Company').

2. **BACKGROUND OF THE COMPANIES**

2.1. **Reliance Communications Limited**

2.1.1. Reliance Communications Limited (hereinafter referred to as "RCL" or "the First Demerged Company" or "the Applicant Company" or "the Company") was incorporated on the 15th day of July, 2004 under the Companies Act, 1956 under the name "Reliance Infrastructure Developers Private Limited". With effect from the 25th day of July, 2005, the Company was converted into a public limited company and the word "Private" was deleted from the name of the Company. Subsequently the name of "Reliance Infrastructure Developers Limited" was changed to "Reliance Communication Ventures Limited" with effect from the 3rd day of August, 2005 and further the name was again changed to "Reliance Communications Limited" with effect from the 7th day of June, 2006.

2.1.2 The Registered Office of the Applicant Company is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. The Share Capital of RCL as on date is as under:

| Particulars | Rs. in Crore |
|---|---|
| **Authorised Share Capital** | |
| 300,00,00,000 Equity Shares of Rs. 5 each | 1,500.00 |
| **Total** | **1,500.00** |
| ***Issued, Subscribed & Paid-up Share Capital*** | |
| 204,46,14,990 Equity Shares of Rs. 5 each fully paid-up | 1,022.31 |
| **Total** | **1,022.31** |

2.1.3 The equity shares of the Applicant Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited. The Global Depositary Receipts of the Applicant Company are listed on the Luxembourg Stock Exchange. There is no change in the share capital structure of the Applicant Company after the above date.

2.1.4 The objects of the Applicant Company are set out in the Memorandum of Association. The primary objects are, inter-alia:

"a) To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity,

government, state, dominion, sovereign, ruler, commissioner, public body, or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

b) To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

c) To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

d) To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network, and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication."

2.1.5 The Applicant Company is engaged in the business of providing telecommunication services."

**2.2 Reliance Telecom limited**

2.2.1. Reliance Telecom Limited ("RTL" or the " Second Demerged Company") was incorporated on the 1st day of March, 1994 in the name and style of "Reliance Telecom Private Limited" under the provisions of the Companies Act, 1956. Subsequently, the name of Reliance Telecom Private Limited was changed to Reliance Telecom Limited on the 25th day of November, 1997.

2.2.2 The Registered Office of RTL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. The Share Capital of RTL as on date is as under

| Particulars | Rs. In Crore |
|---|---|
| **Authorised Share Capital** | |
| 120,000,000 Equity Shares of Rs. 10 each | 120.00 |
| 100,000,000 Preference Shares of Rs. 10 each | 100.00 |
| 280,000,000 Unclassified Shares of Rs. 10 each | 280.00 |
| **Total** | **500.00** |
| **Issued, Subscribed and Paid Up Share Capital** | |
| 19,930,000 Equity Shares of Rs. 10 each | 19.93 |
| 45,000,000 1% Non-Convertible Cumulative Preference Shares of Rs. 10 each | 45.00 |
| **Total** | **64.93** |

2.2.3 The objects of RTL are set out in the Memorandum of Association. The primary objects are, inter-alia:

"a) To carry on all kinds of businesses of designers, manufacturers, processors, assemblers, dealers, traders, distributors, importers, exporters, agents consultants, system designers and contractors for erection and commissioning on turn key basis or to deal in any other manner including storing, packing, transporting, converting, repairing, installing, training, servicing, maintenance of all types, varieties and kinds of (i) telephone instruments, inter-coms, accessories and components thereof for tele-communications, (ii) radio communication equipments, like, receivers, transmitters, trans-receivers, walkie talkie radio relay equipment, point to

point communication equipments, antennas and associated equipment, single channel, multi-channel, fixed frequency, variable frequency, static, mobile, airborne, shipborne, equipments in HF, VHF, UHF and microwave, spectrum, TV Systems, receivers, transmitters, pattern generators and associated equipment, amplifiers, oscillators synthesizers, waveform generating, measuring and associated equipments, sonic, ultrasonic and radio frequency ranging and depth finding sonar and Telemetry coding and data transmission equipments, data acquisition, processing and logging equipments, calculators, computers, mini computers and micro-computers, printers, headers, display terminals, facsimile transmitting and receiving equipments and systems (iii) signaling, telecommunication and control equipments used in roads, railways, ships, aircrafts, ports, airports, railway stations, public places alongwith associated accessories and test rigs (iv) instruments, testing equipments, accessories for repair, maintenance, calibration and standardization of all the above items in laboratories, service centres, processing plants, manufacturing plants and at customers places.

b) To plan, establish, develop, provide, operate and maintain all types of telecommunication services including, telephone, telex, wireless, data communication telematic and other like forms of communication and to manufacture wireless transmitting and receiving equipments, including radios, television equipments, broadcasting equipments, microphones, amplifiers, loud speakers & telegraphic instruments and equipments and purchase, sell, import, export, repair, renew and deal in all or any of the equipments and parts of the same and also to manufacture the parts and accessories of the said instruments and articles."

2.2.4 RTL is engaged in the business of providing telecommunication services.

## 2.3 Reliance Telecom Infrastructure Limited

2.3.1 Reliance Telecom Infrastructure Limited ("RTIL" or "the Resulting Company") was incorporated on the 16th day of April, 2001 under the Companies Act, 1956 under the name "Reliance Communications Rajasthan Private Limited". Thereafter the status of the Company was changed to Public Limited and consequently the word "Private" was deleted from its name vide certificate of change of name issued by Asst. Registrar of Companies Maharashtra, Mumbai on the 18th day of June, 2004. With effect from the 11th day of October, 2006 the name of the company was changed to "Reliance Telecom Infrastructure Limited".

2.3.2 The Registered Office of RTIL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. The Share Capital of RTIL as on date is as under:

| Particulars | Rs. In Crore |
|---|---|
| **Authorised Share Capital** | |
| 10,00,50,000 Equity Shares of Rs 10 each | 100.05 |
| **Total** | **100.05** |
| **Issued, Subscribed & Paid-up Share Capital** | |
| 50,000 Equity Shares of Rs 10 each | 0.05 |
| **Total** | **0.05** |

2.3.3 The objects of RTIL are set out in the Memorandum of Association. The primary objects are, inter-alia:

"a) To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under licence or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services, of all kinds, within India as well as outside India, including but not limited to telephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism, or light, or otherwise, of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception and of all kinds and to carry on all or any of the businesses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including, telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables,

submarine cables, subsea cables, dark fibre, right of way, duct space, towers, bandwidth, or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things, and/or to join or partner with any other person and/or company and/or acquire any other company or body corporate or collaborate with any organisation or company or with any Governmental authority in doing any of these things.

b) To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to, providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centres (IDCs), call centers, webstores, data telecom networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers, or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise and to establish, maintain, develop, conduct, procure, buy, sell, import, export, trade, or otherwise deal in, or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multi-media services, direct to home services, entertainment media, cable television services, interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National Long Distance Operator Services (NLDO ), Fixed Telephone Services (FTS) , Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop(WLL) Technology, VSAT Services, Internet Service Provision (ISP), Global Mobile Personal Communications by Satellite (GMPCS), wireline and wireless systems and other value added services including Paging Services, Radio Paging Service Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intraface services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems, and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, netserv solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

c) To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services, for communications, Geographical Information Systems (GIS) services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use, or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, view data and teletext systems and systems utilising, or utilising in, or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to, data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to, systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein and to set up, operate manage, deal, in run the business of professional television /

cable TV / audio / video / cine studios for production of entertainment shows, sponsored programmes, advertising films, educational films, feature films including transfer of films to video cassettes and to produce TV programmes, TV news coverage, educational programmes, sports coverage and computer software for programmes connected therewith and to import and export programmes for TV networks and other films for exhibition and to pay or earn royalties from TV / film / music shows."

2.3.4 RTIL is presently engaged in the business of building and developing Telecom Infrastructure to service other Telecom Operators and for that purpose, the Company has applied for IP-1 Registration with Department of Telecommunications, Government of India, New Delhi.

3. RCL and RTL are hereinafter collectively referred to as the Demerged Companies. Other definitions contained in the Scheme will apply to this Explanatory Statement *also*.

4. A copy of the Scheme setting out the terms and conditions of the arrangement between RCL, RTL and RTIL, which has been approved by the Board of Directors of RCL on the 2nd day of November, 2006, forms part of this Explanatory Statement.

5. The share capital structure of all the companies is set out in Clause 1.2 of the Scheme.

6. The pre - arrangement equity shareholding pattern of all the Companies forming part of the Scheme is annexed hereto and marked **Annexure A**.

7. The details of directors and the manager, if any, of all companies along with their shareholding in the companies forming part of the Scheme are annexed hereto and marked **Annexure B**.

## 8. BACKGROUND TO THE ARRANGEMENT

8.1 This Scheme of Arrangement is presented under Sections 391 to 394 of the Companies Act, 1956 for vesting of the Passive Infrastructure (as defined in the Scheme) of Reliance Communications Limited ("the First Demerged Company" or "RCL") and of Reliance Telecom Limited ("the Second Demerged Company" or "RTL"), in Reliance Telecom Infrastructure Limited ("the Resulting Company" or "RTIL"), pursuant to the relevant provisions of the Companies Act, 1956.

8.2 RCL, along with Reliance Infocomm Infrastructure Private Limited ("RIIPL"), holds the entire share capital of RTL. RTIL is a subsidiary of RCL through Reliance Communications Infrastructure Limited ("RCIL") and further RIIPL and RCIL are wholly owned subsidiaries of RCL.

## 9 RATIONALE OF THE ARRANGEMENT

9.1 Telecommunications and other information and communication technologies play an increasingly important role in the growth of an economy. Considering this, various countries have put in place mechanisms to lower barriers of entry, so that the customers can choose among competing telecommunications service providers.

9.2 In order to do so, the telecommunications service providers should be in a position to access certain key infrastructure facilities at reasonable terms, so that they can roll out their networks quickly and efficiently. Furthermore, duplication of these facilities is uneconomic and undesirable. There has been increasing resistance regarding the duplication of support structures. It is not in the public interest to have multiple sets of poles or towers on streets or to have roads being dug up continually to accommodate multiple sets of underground ducts. It is also more economically efficient to share the costs of existing support structures than to duplicate this investment. In view of this, the Ministry of Communications and Information Technology ("the Ministry") of the Government of India may make the sharing of infrastructure between various operators mandatory.

9.3 In the interim, the Ministry has recently announced that certain mobile operators can commence sharing of their infrastructure, particularly, the Wireless and Broadcast Towers ("Towers"). This has been an outcome of a joint project viz. Project MOST (Mobile Operators' Shared Towers) launched by certain CDMA and GSM mobile service providers (including RCL and RTL) operating in India. The project aims to substantially bring down costs of setting up new towers, de-clutter the country's skyline and reduce call-drops.

9.4 To evolve a structure for more effective participation in Project MOST, it is considered appropriate to consolidate the Passive Infrastructure, including Towers, in a distinct company and, thereby, create distinct corporate identity for carrying on the business of providing Passive Infrastructure.

9.5 Accordingly, it has been decided that the Passive Infrastructure, currently owned by RCL and RTL be

vested in RTIL, subject to a right of RCL and RTL to use the Towers for the purposes of their business, without any obligation to pay for the same or on payment of such charges as may be reasonable and acceptable to RCL and RTL. The main objects of RTIL are to provide full array of infrastructure services to wireless communications operators, which would include the construction, maintenance, and leasing out of the communication towers.

9.6 The above demerger into RTIL reflects the global trend of segregating the telecommunication services and telecommunication infrastructure business, with a view to adopting the best management practices, establish highest operational standards, provide best-in-class value proposition to other wireless service providers, and also to identify separately the actual economic value-add arising out of Passive Infrastructure business and telecommunication service businesses.

9.7 As a result of the proposed Demerger the Passive Infrastructure Business of RCL and RTL, including in particular the assets constituting infrastructure capable of being used by wireless service providers other than RCL and RTL viz. the ducts and unlit fiber optic cables and associated equipments forming part of about 80,000 kms nationwide fiber optic cable network and more than 12,000 Towers, including Towers under construction, and otherwise acquired shall be consolidated in RTIL.

9.8 The management of RCL, RTL and RTIL believe that the Scheme of Arrangement would benefit the respective companies and other stake holders of respective companies on account of the following reasons:

9.8.1 Reduced set-up and operating costs resulting in cost efficiency coupled with a greater financial flexibility;

9.8.2 Segregation of the business of providing telecommunication services and the business of providing the Passive Infrastructure facilities, thereby enabling the companies to concentrate on its core business activities;

9.8.3 Improved quality of services to its customers by establishing highest service standards through operational agreements; and

9.8.4 Promote high valued standalone business by conversion of cost-centric assets to revenue-centric ones by sharing of the Passive Infrastructure of the Resulting Company with other wireless service providers operating in the same field.

## 10. SALIENT FEATURES OF THE SCHEME

### 10.1 The Scheme envisages the following:-

10.1.1 Demerger of Passive Infrastructure assets of RCL and RTL in RTIL;

10.1.2 Accounting treatment in the books of concerned Companies.

10.1.3 Other matters related or incidental to the above.

### 10.2 The salient features of the Scheme are as follows:-

10.2.1 With effect from the effective date, the Passive Infrastructure of the Demerged Companies shall be transferred and vested into the Resulting Company.

10.2.2 Since RTIL and RTL are the subsidiaries of RCL and the Scheme is intended to restructure within the group of companies controlled by RCL, the holding of assets constituting Passive Infrastructure in a more efficient manner consistent with the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RCL, no shares shall be required to be issued by RTIL pursuant to the Scheme.

10.2.3 The Scheme also provides for accounting treatment in the books of the Demerged Companies in respect of the assets transferred pursuant to the Scheme and valuation of investments of the Demerged Companies as may be considered appropriate by their respective Board of Directors to reflect their fair values and the accounting treatment thereof. The Scheme also provides for the accounting treatment in the books of the Resulting Company in respect of the assets transferred pursuant to the Scheme.

10.2.4 Pursuant to the Scheme, all the employees of the Demerged Companies, engaged in or in relation to the Passive Infrastructure, in service on the Effective Date shall become the employees of the Resulting Company.

10.2.5 As regards the costs, the Scheme provides that all costs, charges, taxes including duties and levies and all other expenses incurred in connection with implementation of this Scheme shall be borne by RTIL.

**The features set out above being only the salient features of the Scheme, the members are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.**

11. The rights and interests of the members and the creditors of RCL, RTL and RTIL will not be prejudicially affected by the Scheme. RCL will be able to meet and pay its debts as and when they arise.

12. The Scheme of Arrangement was approved by the Board of Directors of the Applicant Company on the 2nd day of November, 2006.

13. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 250A of the Act.

14. On the Scheme of Arrangement being approved as per the requirements of Section 391 of the Act, the Applicant Company, RTL and RTIL will seek the sanction of the Hon'ble High Court of Judicature at Bombay.

15. The Applicant Company is not a subsidiary of RTL or RTIL in any manner whatsoever as provided in Section 4 of the Companies Act, 1956.

16. The Financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise.

17. The Applicant Company has received no objection letters from all the Stock Exchanges' where the equity shares of the Applicant Company are listed.

18. The Scheme provides that in the event of any of the sanctions and approvals referred to in the Scheme not being obtained and / or the Scheme not being sanctioned by the Hon'ble High Court of Judicature at Bombay or such other competent authority and / or the Order sanctioning the Scheme not being passed by the Hon'ble High Court of Judicature at Bombay before the 31st day of March, 2007 or within such further period or periods as may be agreed upon between RCL, RTL and RTIL by their Board of Directors, the Scheme shall stand revoked, cancelled and be of no effect, save and except in respect of any act or deed done prior thereto as is contemplated under the Scheme or as to any rights and / or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law. Further, in such an event, each party to the Scheme shall bear and pay its respective costs, charges and expenses for and or in connection with the Scheme.

19. The directors and managers, if any, of the Applicant Company, RTL and RTIL may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or trustee(s), beneficiary of trust that hold shares in any of the Companies.

20. There would be no change in the shareholding pattern and / or capital structure of the Applicant Company, RTL and RTIL post arrangement since no shares are to be issued pursuant to the Scheme either to the Demerged Companies or to their respective shareholders.

21. Inspection of the following documents may be had at the Registered Office of the Applicant Company upto one day prior to the date of the meeting between 11.00 a.m. and 4.00 p.m. on all working days (except Saturdays):

    (a) Certified copy of the Orders dated the 15th day of December, 2006 and subsequent order dated the 19th day of December, 2006 of the High Court of Judicature at Bombay, passed in Company Application No. 1212 of 2006 (COMPANY APPLICATION LODGING No. 1087 of 2006), directing the convening of the meeting of the Equity Shareholders of the Applicant Company.

    (b) Scheme of Arrangement.

    (c) Memorandum and Articles of Association of the Applicant Company, RTL and RTIL.

    (d) Latest Audited accounts of the Applicant Company, RTL and RTIL.

    (e) No objection letters to the Scheme received from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited dated November 28, 2006 and December 4, 2006 respectively.

This statement may be treated as an Explanatory Statement under Section 393 of the Companies Act, 1956. A copy of the Scheme and Explanatory Statement may be obtained from the Registered Office of the Applicant Company and / or at the office of the Advocates for the Applicant Company, M/s Rajesh Shah & Co, 16, Oriental Building, 30, Nagindas Master Road, Flora Fountain, Mumbai 400 001.

Sd/-
**M.H. Kania**
(Former Chief Justice of India)
Chairman appointed for the meeting

Dated this 21st day of December, 2006.
Registered Office:
'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

## SCHEME OF ARRANGEMENT

## BETWEEN

| | | |
|---|---|---|
| Reliance Communications Limited | : | The First Demerged Company |

AND

| | | |
|---|---|---|
| Reliance Telecom Limited | : | The Second Demerged Company |

AND

| | | |
|---|---|---|
| Reliance Telecom Infrastructure Limited | : | The Resulting Company |

## PREAMBLE

### (A) Purpose of the Scheme

1. This Scheme of Arrangement is presented under Sections 391 to 394 of the Companies Act, 1956 for vesting of the Passive Infrastructure (as defined hereinafter) of Reliance Communications Limited ("the First Demerged Company" or "RCL") and of Reliance Telecom Limited ("the Second Demerged Company" or "RTL"), in Reliance Telecom Infrastructure Limited ("the Resulting Company" or "RTIL"), pursuant to the relevant provisions of the Companies Act, 1956.

   RCL, along with Reliance Infocomm Infrastructure Private Limited ("RIIPL"), holds the entire share capital of RTL. RTIL is a subsidiary of RCL through Reliance Communications Infrastructure Limited ("RCIL") and further RIIPL and RCIL are wholly owned subsidiaries of RCL.

   Hereinafter, the First Demerged Company and Second Demerged Company are collectively referred to as "the Demerged Companies".

2. This Scheme also provides for various other matters consequential or otherwise integrally connected therewith.

### (B) Rationale for the Scheme

1. Telecommunications and other information and communication technologies play an increasingly important role in the growth of an economy. Considering this, various countries have put in place mechanisms to lower barriers of entry, so that the customers can choose among competing telecommunications service providers.

2. In order to do so, the telecommunications service providers should be in a position to access certain key infrastructure facilities at reasonable terms, so that they can roll out their networks quickly and efficiently. Furthermore, duplication of these facilities is uneconomic or undesirable. There has been increasing resistance regarding the duplication of support structures. It is not in the public interest to have multiple sets of poles or towers on streets or to have roads being dug up continually to accommodate multiple sets of underground ducts. It is also more economically efficient to share the costs of existing support structures than to duplicate this investment. In view of this the Ministry of Communications and Information Technology ("the Ministry") of the Government of India may make the sharing of infrastructure between various operators mandatory.

3. In the interim, the Ministry has recently announced that certain mobile operators can commence sharing of their infrastructure, particularly, the Wireless and Broadcast Towers ("Towers"). This has been an outcome of a joint project viz. Project MOST (Mobile Operators' Shared Towers) launched by certain CDMA and GSM mobile service providers (including RCL and RTL) operating in India. The project aims to substantially bring down costs of setting up new towers, de-clutter the country's skyline and reduce call-drops.

4. To evolve a structure for more effective participation in Project MOST, it is considered appropriate to consolidate the Passive Infrastructure, including Towers, in a distinct company and, thereby, create distinct corporate identity for carrying on the business of providing Passive Infrastructure.

5. Accordingly, it has been decided that the Passive Infrastructure, currently owned by RCL and RTL be vested in RTIL, subject to a right of RCL and RTL to use the Towers for the purposes of their business, without any obligation to pay for the same or on payment of such charges as may be reasonable and acceptable to RCL and RTL. The main objects of RTIL are to provide full array of infrastructure services to wireless communications operators, which would include the construction, maintenance, and leasing out of the communication towers.

6. The above demerger into RTIL reflects the global trend of segregating the telecommunication services and telecommunication infrastructure business, with a view of adopting the best management practices, establish highest operational standards, provide best in class value proposition to other wireless

service providers, and also to identify separately the actual economic value add arising out of Passive Infrastructure business and telecommunication services businesses.

7. As a result of the proposed Demerger the Passive Infrastructure Business of RCL and RTL, including in particular the assets constituting infrastructure capable of being used by wireless service providers other than RCL and RTL viz. the ducts and unlit fiber optic cables and associated equipments forming part of about 80,000 kms nationwide fiber optic cable network and more than 12,000 Towers, including Towers under construction, shall be consolidated in RTIL.

8. The management of RCL, RTL and RTIL believe that the Scheme of Arrangement would benefit the respective companies and other stake holders of respective companies on account of the following reasons:

a) Reduced set-up and operating costs resulting in cost efficiency coupled with a greater financial flexibility;

b) Segregation of the business of providing telecommunication services and the business of providing the Passive Infrastructure facilities, thereby enabling the companies to concentrate on its core business activities;

c) Improved quality of services to its customers by establishing highest service standards through operational agreements; and

d) Promote high valued standalone business by conversion of cost-centric assets to revenue-centric ones by sharing of the Passive Infrastructure of the Resulting Company with other wireless service providers operating in the same field.

### (C) Parts of the Scheme

The Scheme is divided into the following parts:

A) **PART 1** deals with the Definitions and Share Capital;

B) **PART 2** deals with the Demerger of Passive Infrastructure of RCL and RTL in RTIL;

C) **PART 3** deals with the Issue of shares and Accounting Treatment in Books of the Demerged Companies and Resulting Company;

D) **PART 4** deals with the General Clauses, Terms and Conditions; and

E) **PART 5** deals with Other Terms and Conditions.

## PART 1

## DEFINITIONS AND SHARE CAPITAL

### 1.1 DEFINITIONS

In this Scheme of Arrangement (as defined hereunder), unless inconsistent with the subject or context, the following expressions shall have the following meaning:

1.1.1 **"Act" or "The Act"** means the Companies Act, 1956, or any statutory modification or re-enactment thereof for the time being in force;

1.1.2 **"Court" or "High Court"** means the High Court of Judicature at Bombay and shall include the *National* Company Law Tribunal, if applicable;

1.1.3 **"Demerged Companies"** means RCL and RTL collectively;

1.1.4 **"Effective Date"** means the date on which the certified copy of the Order of the High Court of Judicature at Bombay sanctioning the Scheme of Arrangement is filed with the Registrar of Companies, Maharashtra, Mumbai;

1.1.5 **"Free Reserves"** means uncommitted reserves, not being capital reserves, available without limitation for all purposes including declaration of dividends and bonus shares;

1.1.6 **"RCL" or "First Demerged Company"** means Reliance Communications Limited, a company incorporated under the Companies Act, 1956, and having its registered office at H. Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.7 **"RTIL" or "Resulting Company"** means Reliance Telecom Infrastructure Limited, a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.8 **"RTL" or "Second Demerged Company"** means Reliance Telecom Limited, a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.9 **"Passive Infrastructure"** comprises of wireless and broadcast towers used for the purpose of hosting and assisting in the operation of plant and equipment ("active infrastructure") used for transmitting telecommunication signals, being towers owned and operated by RCL and RTL situated in India, and

includes the towers under construction or otherwise being transferred to RCL and / or RTL; all rights, titles, deposits, and interests over the land on which such towers have been or are proposed to be constructed or erected or installed; and all plant and equipment recognized by the wireless communication operators as forming part of the Passive Infrastructure including in particular the electrical power connections and such other rights, permissions or approvals, whether from government bodies or otherwise, which may be necessary or deemed to be necessary, utilities, engine alternators and power back up equipments, all associated civil and electrical structures, as also the mobile towers but exclusive of the right of RCL and RTL to use the towers for the purposes of their business, at such terms and conditions as the Board of Directors of respective companies may find reasonable and appropriate.

Explanation: In case of any doubt regarding whether any particular asset forms a part of the Passive Infrastructure or otherwise, the same shall be resolved mutually by the Board of Directors of the Demerged Companies and the Resulting Company;

1.1.10 **"Scheme" or "the Scheme" or "this Scheme"** means this Scheme of Arrangement in its present form as submitted to the Honorable High Court of Judicature at Bombay or this Scheme with such modification(s), if any made, as per Clause 5.2 of the Scheme;

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning prescribed to them under the Act, the Securities Contract Regulation Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

1.2 **SHARE CAPITAL**

1.2.1 The authorized, issued, subscribed and paid-up share capital of the First Demerged Company as on September 30, 2006 is as under:

| Share Capital | Rupees in Crore |
|---|---|
| **Authorized Share Capital** | |
| 300,00,00,000 Equity Shares of Rs. 5 each | 1,500.00 |
| **Total** | **1,500.00** |
| **Issued, subscribed and paid-up Share Capital** | |
| 204,46,14,990 Equity Shares of Rs. 5 each | 1,022.31 |
| **Total** | **1,022.31** |

1.2.2 The authorized, issued, subscribed and paid-up share capital of the Second Demerged Company as on September 30, 2006 is as under:

| Share Capital | Rupees in Crore |
|---|---|
| **Authorized Share Capital** | |
| 12,00,00,000 Equity Shares of Rs. 10 each | 120.00 |
| 10,00,00,000 Preference Shares of Rs.10 each | 100.00 |
| 28,00,00,000 Unclassified Shares of Rs. 10 each | 280.00 |
| **Total** | **500.00** |
| **Issued, subscribed and paid-up Share Capital** | |
| 1,99,30,000 Equity Shares of Rs. 10 each | 19.93 |
| 4,50,00,000 Preference Shares of Rs.10 each | 45.00 |
| **Total** | **64.93** |

The entire share capital of the Second Demerged Company is held by the First Demerged Company along with RIIPL and other nominee shareholders.

1.2.3 The authorized, issued, subscribed and paid-up share capital of the Resulting Company as on September 30, 2006 is as under:

| Share Capital | Rupees in Crore |
|---|---|
| **Authorized Share Capital** | |
| 50,000 Equity shares of Rs. 10 each | 0.05 |
| **Total** | **0.05** |
| **Issued, subscribed and paid-up Share Capital** | |
| 50,000 Equity shares of Rs. 10 each | 0.05 |
| **Total** | **0.05** |

RCIL, a wholly owned subsidiary of the First Demerged Company, holds 99% of the paid-up share capital of the Resulting Company.

Subsequent to the above date, but on or before the Effective Date, the Resulting Company shall make additional issuance of its shares to the existing shareholders aggregating to Rs. 100 crores, such that there is no change in its existing shareholding pattern.

1.3 **DATE OF TAKING EFFECT AND OPERATIVE DATE**

The Scheme set out herein in its present form or with any modification(s) approved or imposed or directed

by the High Court or made as per Clause 5.2 of the Scheme, shall be effective and operative from the Effective Date.

## PART 2

## DEMERGER OF PASSIVE INFRASTRUCTURE OF RCL AND RTL INTO RTIL

### 2 TRANSFER AND VESTING OF PASSIVE INFRASTRUCTURE OF THE DEMERGED COMPANIES INTO THE RESULTING COMPANY

2.1 On the Scheme becoming effective, the Passive Infrastructure of the Demerged Companies shall under the provisions of Sections 391 to 394 and all other applicable provisions of the Act and without any further act, instrument, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in the Resulting Company, so as to become the business, assets and properties of the Resulting Company along with all the rights, titles, and interests of the Demerged Companies therein, free from any charges and encumbrances, subject however to the rights retained by the Demerged Companies and accepted by the Board of Directors of the Resulting Company.

## PART 3

## ISSUE OF SHARES AND ACCOUNTING TREATMENT IN THE BOOKS OF THE DEMERGED COMPANIES AND RESULTING COMPANY

### 3.1 ISSUE OF SHARES

3.1.1 RTIL and RTL are the subsidiaries of RCL. The Scheme is intended to restructure within the group of companies controlled by RCL, the holding of assets constituting Passive Infrastructure in a more efficient manner consistent with the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RCL. Hence, the Resulting Company shall not be required to issue any shares or pay any consideration to any of the Demerged Companies or to their shareholders.

### 3.2 ACCOUNTING TREATMENT IN THE BOOKS OF RESULTING COMPANY

3.2.1 Upon the Scheme becoming effective, the Resulting Company shall record the Passive Infrastructure at their respective fair values as on the Effective Date.

3.2.2 The Resulting Company will credit an amount equal to the fair values of Passive Infrastructure as General Reserve, which shall constitute Free Reserves available for all purposes as Resulting Company at its own discretion considers proper including in particular for off-setting any Additional Depreciation that may be charged by the Resulting Company.

Explanation: Additional Depreciation means depreciation provided, charged or suffered by the Resulting Company on the respective assets transferred by the Demerged Companies under the Scheme in excess of that which would be chargeable on the original book value of these assets as if there had been no revaluation or transfer of these assets pursuant to the Scheme of Amalgamation and Arrangement of Infocomm Group companies sanctioned by the Bombay High Court and the Gujarat High Court of on July 21, 2006 and July 18, 2006 respectively and / or under this Scheme.

### 3.3 IN THE BOOKS OF THE DEMERGED COMPANIES

3.3.1 Upon the Scheme becoming effective (a) RCL shall revalue all or such of its existing investments, as it considers relevant and appropriate, including in particular the investments in RTIL held through RCIL, at their respective fair values; and (b) RCL shall recognize the difference between the book value of the investments and the fair value of the investments, arising on account of Clause 3.3.1.(a) above, as Reserve for Business Restructuring, available to meet the increased depreciation, costs, expenses, and losses, including on account of impairment of or write-down of assets which may be suffered by the Demerged Companies, pursuant to this Scheme or otherwise in course of its business or in carrying out such restructuring of operations of the Demerged Companies or any of its subsidiaries, as the Demerged Companies consider necessary or appropriate. Such Reserve for Business Restructuring shall be arising out of this Scheme and shall not be considered as a reserve created by the

Demerged Companies. The value of investments in RTIL held through RCIL shall be recorded in the books of RCL after taking into consideration the fair values of the Passive Infrastructure vested with RTIL pursuant to this Scheme.

3.3.2 Upon the Scheme becoming effective (a) RTL shall record in its books all the remaining assets at its respective fair values as it considers necessary or relevant, and (b) the difference between the book value as on March 31, 2006 and the fair value as on the Effective Date shall be recorded as General Reserve of RTL and shall be available to RTL for such purposes as RTL at its own discretion considers proper including but not limited to declaration of dividends, increased depreciation, costs, expenses, and losses, including on account of impairment of or write-down of assets which may be suffered by RTL, pursuant to this Scheme or otherwise in course of its business or in carrying out such restructuring of operations. Such Reserve shall be a Reserve arising from the Scheme and shall not be considered to be a Reserve created by RTL.

3.3.3 RCL and RTL shall reduce from the book value of their assets, the book value of the demerged Passive Infrastructure. The value of Passive Infrastructure reduced as above shall be debited by the Demerged Companies to their respective Profit and Loss Account prepared for the financial year.

3.3.4 If so determined by the Board of Directors of RCL, RCL shall withdraw an equivalent amount from its Reserve for Business Restructuring recognized as such under Clause 3.3.1 above and / or General Reserve as on January 1, 2006, a reserve not created by RCL, but arising on and reflected as General Reserve pursuant to Demerger of "Telecommunications Undertaking" of Reliance Industries Limited into RCL, as approved by the Hon'ble High Court of Judicature at Bombay vide its order dated December 9, 2005, and such withdrawn amount will be credited to Profit and Loss Account of RCL to off-set the write-off referred to in Clause 3.3.3 above.

3.3.5 If so determined by the Board of Directors of RTL, RTL shall withdraw an equivalent amount from its General Reserve under Clause 3.3.2 above, a reserve not created by RTL, and such withdrawn amount will be credited to Profit and Loss Account of RTL to off-set the write-off referred to in Clause 3.3.3 above.

## PART 4

## GENERAL CLAUSES, TERMS AND CONDITIONS

### 4.1 CONDUCT OF BUSINESS UNTIL THE EFFECTIVE DATE

4.1.1 With effect from the date of filing the Scheme in the High Court and up to and including the Effective Date except in the ordinary course of business the Demerged Companies shall not without the prior written consent of the Board of Directors of the Resulting Company or pursuant to any pre-existing obligation, sell, transfer or otherwise alienate, charge, mortgage or encumber or otherwise deal with or dispose of their respective Passive Infrastructure or any part thereof.

### 4.2 LEGAL PROCEEDINGS

4.2.1 All legal proceedings of whatsoever nature by or against the Demerged Companies pending and/or arising before the Effective Date and relating to their respective Passive Infrastructure, shall not abate or be discontinued or be in any way prejudicially affected by reason of the Scheme or by anything contained in this Scheme but shall be continued and enforced by or against the Resulting Company, as the case may be in the same manner and to the same extent as would or might have been continued and enforced by or against the Demerged Companies.

4.2.2 After the Effective Date, if any proceedings are taken against the Demerged Companies in respect of the matters referred to in sub-clause 4.2.1 above, they shall defend the same at the cost of the Resulting Company, and the Resulting Company shall reimburse and indemnify the Demerged Companies against all liabilities and obligations incurred by the Demerged Companies in respect thereof.

4.2.3 The Resulting Company undertakes to have all legal or other proceedings initiated by or against the Demerged Companies referred to in Clauses 4.2.1 or 4.2.2 above transferred into its name and to have the same continued, prosecuted and enforced by or

against the Resulting Company as the case may be, to the exclusion of the Demerged Companies.

4.3 **CONTRACTS, DEEDS, ETC.**

4.3.1 Notwithstanding anything to the contrary contained in the contract, deed, bond, agreement or any other instrument, but subject to the other provisions of this Scheme, all contracts, deeds, bonds, agreements and other instruments, if any, of whatsoever nature and subsisting or having effect on the Effective Date and relating to the respective Passive Infrastructure of the Demerged Companies, shall continue in full force and effect against or in favour of the Resulting Company, and may be enforced effectively by or against the Resulting Company as fully and effectually as if, instead of the Demerged Company, the Resulting Company had been a party thereto.

4.3.2 The Resulting Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Demerged Companies are a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Resulting Company shall, be deemed to be authorised to execute any such writings on behalf of the Demerged Companies and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Demerged Companies.

4.4 **STAFF, WORKMEN & EMPLOYEES**

4.4.1 Upon the coming into effect of this Scheme, all employees of the Demerged Companies engaged in or in relation to the Passive Infrastructure of the Demerged Companies (hereinafter referred to as "the employees related to the Passive Infrastructure") and who are in such employment as on the Effective Date shall become the employees of the Resulting Company, and, subject to the provisions of this Scheme, on terms and conditions not less favorable than those on which they are engaged by the Demerged Companies and without any interruption of or break in service as a result of the transfer of the Passive Infrastructure.

4.4.2 In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Demerged Companies for the employees related to the Passive Infrastructure (collectively referred to as the "Funds"), the Funds and such of the investments made by the Funds which are referable to the employees related to the Passive Infrastructure being transferred to the Resulting Company in terms of Clause 4.4.1 above shall be transferred to the Resulting Company and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. The Funds shall, subject to the necessary approvals and permissions and at the discretion of the Resulting Company, either be continued as separate funds of the Resulting Company for the benefit of the employees related to Passive Infrastructure or be transferred to and merged with other similar funds of the Resulting Company. In the event that the Resulting Company does not have its own funds in respect of any of the above, the Resulting Company may, subject to necessary approvals and permissions, continue to contribute to the relevant Funds of the Demerged Companies, until such time that the Resulting Company creates its own fund, at which time the Funds and the investments and contributions pertaining to the employees related to Passive Infrastructure shall be transferred to the funds created by the Resulting Company.

4.5 **TAX CREDITS**

4.5.1 The Resulting Company will be the successor of the Demerged Companies vis-à-vis the Passive Infrastructure. Hence, it will be deemed that the benefit of any tax credits availed vis-à-vis the Passive Infrastructure and the obligations if any for payment of the tax on Passive Infrastructure or their erection and / or installation, etc. shall be deemed to have been availed by the Resulting Company or as the case may be deemed to be the obligations of the Resulting Company. Consequently, and as the Scheme does not contemplate removal of Passive Infrastructure by the Resulting Company from the premises in which it is installed, no reversal of CENVAT (Central Value Added Tax) credits need to be made or is required to be made by the Demerged Companies.

## PART 5

## OTHER TERMS AND CONDITIONS

### 5.1 APPLICATION TO HIGH COURT

5.1.1 The Demerged Companies and the Resulting Company shall as may be required make applications and/or petitions under Sections 391 to 394 of the Act and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanction of this Scheme and all matters ancillary or incidental thereto.

### 5.2 MODIFICATION OR AMENDMENTS TO THE SCHEME

5.2.1 The Demerged Companies and the Resulting Company, by their respective Board of Directors may assent to any modifications/amendments to the Scheme or to any conditions or limitations that the Court and/or any other authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by them (i.e. the Board of Directors). The Demerged Companies and the Resulting Company by their respective Board of Directors be and are hereby authorized to take all such steps as may be necessary, desirable or proper to resolve any doubts, difficulties or questions whether by reason of any directive or orders of any other authorities or otherwise howsoever arising out of or under or by virtue of the Scheme and/or any matter concerned or connected therewith.

### 5.3 CONDITIONALITY OF THE SCHEME

This Scheme is and shall be conditional upon and subject to:

5.3.1 The Scheme being approved by the requisite majorities in number and value of such classes of persons including the creditors of the Demerged Companies and the Members and / or Creditors of the Resulting Company as may be directed by the Hon'ble High Court of Judicature at Bombay or any other competent authority, as may be applicable.

5.3.2 The Scheme being sanctioned by the High Court of Judicature at Bombay or any other authority under Sections 391 to 394 of the Act.

5.3.3 Certified copies of the Orders of the High Court of Judicature at Bombay sanctioning the Scheme being filed with the Registrar of Companies, Maharashtra, at Mumbai by the Demerged Companies and the Resulting Company.

### 5.4 EFFECT OF NON-RECEIPT OF APPROVALS

5.4.1 In the event of any of the said sanctions and approvals referred to in the preceding clause not being obtained and / or the Scheme not being sanctioned by the Bombay High Court or such other competent authority and / or the Order not being passed as aforesaid before March 31, 2007 or within such further period or periods as may be agreed upon between the Demerged Companies and the Resulting Company by their Boards of Directors (and which the Boards of Directors of the Companies are hereby empowered and authorised to agree to and extend the Scheme from time to time without any limitation), this Scheme shall stand revoked, cancelled and be of no effect, save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and / or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law. Each party shall bear and pay its respective costs, charges and expenses for and or in connection with the Scheme.

### 5.5 COSTS, CHARGES & EXPENSES

All costs, charges, taxes including duties, levies and all other expenses, if any (save as expressly otherwise agreed) arising out of, or incurred in carrying out and implementing this Scheme and matters incidental thereto, shall be borne by the Resulting Company.

## ANNEXURE A

1. The pre arrangement shareholding pattern of RCL as on 1st December 2006 was as under:

| Sr.No. | Description | Pre-arrangement shareholding | |
|---|---|---|---|
| | | No. of Equity Shares (in Crore) | % |
| A | **Promoters** | | |
| | Promoters/Directors and their relatives | 133.25 | 65.17 |
| | Persons acting in concert | 3.23 | 1.58 |
| | **Sub-total (A)** | **136.48** | **66.75** |
| B | **Banks / Mutual Funds / Financial Institutions Government holdings** | | |
| 1. | Banks and Mutual funds | 4.76 | 2.33 |
| 2. | Financial Institutions | 8.08 | 3.95 |
| 3. | Central / State Government | 0.11 | 0.05 |
| | **Sub-total (B)** | **12.95** | **6.33** |
| C | **Foreign and Non-Resident holding** | | |
| 1. | FIIs | 26.25 | 12.85 |
| 2. | Deutsche Bank as depository for GDRs | 3.64 | 1.78 |
| 3. | Other Non-Resident holdings | 1.93 | 0.94 |
| | **Sub-total (C)** | **31.82** | **15.57** |
| D | **Others** | | |
| 1. | Private Corporate Bodies | 3.57 | 1.75 |
| 2. | Indian Public | 19.64 | 9.60 |
| | **Sub-total (D)** | **23.21** | **11.35** |
| | **Grand Total (A + B + C + D)** | **204.46** | **100.00** |

2. The pre arrangement shareholding pattern of RTIL as on 1st December 2006 was as under:

| Sr.No. | Description | Pre-arrangement shareholding | |
|---|---|---|---|
| | | No. of Equity Shares (in Crore) | % |
| A | Promoters holding | 1.99 | 100 |
| B | Non-promoters holding | - | - |
| | **Grand Total** | **1.99** | **100** |

3. The pre arrangement shareholding pattern of RTIL as on 1st December 2006 was as under:

| Sr.No. | Description | Pre-arrangement shareholding | |
|---|---|---|---|
| | | No. of Equity Shares (in Lakh) | % |
| A | Promoters holding | 0.50 | 100 |
| B | Non-promoters holding | - | - |
| | **Grand Total** | **0.50** | **100** |

## ANNEXURE B

1. The background of the Board of Directors of the Applicant Company and the extent of shareholding (singly or jointly) of the Directors and Manager of the Applicant Company in the Applicant Company, RTL and RTIL is as under:

| Sr. No. | Name of the Director of the Applicant Company | Designation | Age | No. of shares held in the Applicant Company | No. of shares held in RTL | No. of shares held in RTIL |
|---|---|---|---|---|---|---|
| 1 | Shri Anil Dhirubhai Ambani | Chairman | 46 | 18,59,171 | 2499 (Jointly with RCL) | Nil |
| 2 | Prof J Ramachandran | Director | 49 | 482 | Nil | Nil |
| 3 | Shri S P Talwar | Director | 65 | Nil | Nil | Nil |
| 4 | Shri Deepak Shourie | Director | 57 | Nil | Nil | Nil |
| 5 | Shri Hasit Shukla | Manager | 44 | Nil | 1 (Jointly with RCL) | 1 (Jointly with RCIL) |

2. The background of the Board of Directors of RTL and the extent of shareholding (singly or jointly) of the Directors and Manager of RTL forming part of the Scheme in the Applicant Company, RTL and RTIL is as under:

| Sr. No. | Name of the Director | Designation | Age | No. of shares held in the RCL | No. of shares held in RTL | No. of shares held in RTIL |
|---|---|---|---|---|---|---|
| 1 | Shri Anil Dhirubhai Ambani | Chairman | 46 | 18,59,171 | 2499 (Jointly with RCL) | Nil |
| 2 | Shri Satish Seth | Director | 51 | Nil | 1 (Jointly with RCL) | 1 (Jointly with RCIL) |
| 3 | Shri Bhagwan Khurana | Director | 62 | Nil | Nil | Nil |
| 4 | Shri S. P. Shukla | Director | 47 | Nil | Nil | Nil |
| 5 | Shri Bhaskar Guha | Manager | 53 | 150 | Nil | Ni |

3. The background of the Board of Directors of RTIL and the extent of shareholding (singly or jointly) of the Directors and Manager of RTIL forming part of the Scheme in the Applicant Company, RTL and RTIL is as under:

| Sr. No. | Name of the Director | Designation | Age | No. of shares held in the RCL | No. of shares held in RTL | No. of shares held in RTIL |
|---|---|---|---|---|---|---|
| 1 | Shri Bhagwan Khurana | Director | 62 | Nil | Nil | Nil |
| 2 | Shri Hasit Shukla | Director | 44 | Nil | 1 (Jointly with RCL) | 1 (Jointly with RCIL) |
| 3 | Shri Surendra Pipara | Director | 41 | 228 | Nil | 1 (Jointly with RCIL) |
| 4 | Shri Samir Raval | Director | 42 | Nil | Nil | Nil |

**IN THE HIGH COURT OF JUDICATURE AT BOMBAY**

**ORDINARY ORIGINAL CIVIL JURISDICTION**

**COMPANY APPLICATION NO. 1212 OF 2006**

# (COMPANY APPLICATION LODGING NO. 1087 of 2006)

In the matter of the Companies Act, 1956 (1 of 1956);

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of the Scheme of Arrangement between Reliance Communications Limited ('First Demerged Company') and Reliance Telecom Limited ('Second Demerged Company') and Reliance Telecom Infrastructure Limited ('Resulting Company');

**RELIANCE COMMUNICATIONS LIMITED**, a company incorporated under the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. } ...... Applicant Company

## FORM OF PROXY

I/We the undersigned, being the Equity Shareholder(s) of Reliance Communications Limited, the Applicant Company do hereby appoint ______________________ of ______________ and failing him / her ______________________ of ______________ as my / our proxy to act for me/ us at the meeting of the Equity Shareholders of the Applicant Company to be held at Rangsharda Natyamandir, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Saturday, January 27, 2007 at 11.30 a.m for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme of Arrangement between Reliance Communications Limited ('First Demerged Company') and Reliance Telecom Limited ('Second Demerged Company') and Reliance Telecom Infrastructure Limited ('Resulting Company') at such meeting and at any adjournment or adjournments thereof, to vote, for me/us and in my/our name(s) ______________________ (here, if for, insert 'for', if against, insert 'against', and in the latter case strike out the words "either with or without modifications" after the word "Arrangement") the said arrangement embodied in the Scheme of Arrangement either with or without modification(s) * as my/our proxy may approve.

** strike out what is not necessary*

Dated this ____ day of ____________ 2007

Signature: ______________________

Name: ______________________

Address: ______________________

______________________

**Affix Rupee 1 revenue stamp**

(For Demat holding)

DP ID. ______________ Client ID. ______________

No. of Shares held : ______________

(For Physical holding)

Folio No. ______________ No. of Shares held : ______________

Signature of Shareholder(s) : Sole holder / First holder ______________

Second holder ______________

Third holder ______________

**NOTES:**

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

THIS PAGE IS INTENTIONALLY LEFT BLANK

# RELIANCE COMMUNICATIONS LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

## ATTENDANCE SLIP

**PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.**

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

| | | | |
|---|---|---|---|
| DP. ID* | | Folio No. | |
| Client ID* | | No. of Share(s) held | |

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

______________________________________________

______________________________________________

______________________________________________

NAME AND ADDRESS OF THE PROXY HOLDER
(in block letters, to be filled in by the proxy attending instead of the Equity Shareholder):

______________________________________________

______________________________________________

______________________________________________

I hereby record my presence at the meeting, convened pursuant to the Orders dated the 15th day of December, 2006 and subsequent order dated the 19th day of December, 2006 of the Hon'ble High Court of Judicature at Bombay of the Equity Shareholders of the Company on Saturday, the 27th day of January, 2007 at 11.30 a.m at Rangsharda Natyamandir, K.C. Marg, Bandra Reclamation, Bandra (West), Mumbai 400 050.

Signature of the Equity Shareholder or proxy: ______________________________

*Applicable for shareholders holding shares in dematerialised form.

**Notes:**

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after fixing their signature on it.
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Arrangement.

**Book Post**

**(Under Certificate of Posting)**

*If undelivered please return to:*

**Karvy Computershare Private Limited**

(Unit Reliance Communications Limited)

Plot no. 17-24, Vittal Rao Nagar,

Madhapur, Hyderabad - 500 081.